UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2026

Commission File Number: 001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 12, 2026, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, that members of its senior leadership team will present at the Jefferies Healthcare Conference in London taking place from November 16-19, 2026. The presentation will feature a corporate overview and discussion of the Company’s recent positive Phase 2a INFORM-MS topline results for intranasal foralumab in non-active secondary progressive multiple sclerosis (na-SPMS), following the Key Opinion Leader (KOL) call held on November 9, 2026.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: November 12, 2026	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Tiziana Life Sciences LTD Press Release, dated November 12, 2026

3